

03052039

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48942

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 25 2003
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2002 AND ENDING 05/31/2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paychex Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

72 Perinton Parkway
(No. and Street)

Fairport (City) NY (State) 14450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1400 Key Tower - 50 Fountain Plaza (Address) Buffalo (City) NY (State) 14202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul F. Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young LLP, as of May 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN REININGER
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION #01RE6005721
QUALIFIED IN ONTARIO COUNTY
MY COMMISSION EXPIRES APRIL 20, 2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

Paychex Securities Corporation

Year ended May 31, 2003
with Report of Independent Auditors



Ernst & Young LLP
1400 Key Tower
50 Fountain Plaza
Buffalo, New York 14202

Phone: (716) 843-5000
www.ey.com

Board of Directors
Paychex Securities Corporation

In planning and performing our audit of the financial statements of Paychex Securities Corporation for the year ended May 31, 2003, we considered its internal control to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the Board of Directors, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

We would be pleased to discuss the above matters or to respond to any questions, at your convenience.

Ernst + Young LLP

June 24, 2003

Paychex Securities Corporation

Financial Statements

Year ended May 31, 2003

Contents



Ernst & Young LLP
1400 Key Tower
50 Fountain Plaza
Buffalo, New York 14202

Phone: (716) 843-5000
www.ey.com

Report of Independent Auditors

Board of Directors and Stockholder
Paychex Securities Corporation

We have audited the accompanying balance sheet of Paychex Securities Corporation as of May 31, 2003 and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paychex Securities Corporation at May 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

June 24, 2003

Paychex Securities Corporation

Balance Sheet

(In Thousands, Except Share Amounts)

May 31, 2003

Assets		
Cash	$	10,085
Service fee receivable		1,307
Investments - long-term		3
Total assets	$	11,395
Liabilities		
Accrued income taxes payable to parent company	$	3,935
Total liabilities		3,935
Stockholder's equity		
Common stock, no par value - authorized 200 shares; 10 shares outstanding at May 31, 2003		120
Retained earnings		7,340
Total stockholder's equity		7,460
Total liabilities and stockholder's equity	$	11,395

See accompanying notes.

Paychex Securities Corporation

Statement of Income

(In Thousands)

For the year ended May 31, 2003

Revenues		
Service fee revenue	$	10,926
Investment revenue		74
Total revenues		11,000
Income tax expense allocated from parent company		3,939
Total expenses		3,939
Net income	$	7,061

See accompanying notes.

Paychex Securities Corporation

Statement of Stockholder's Equity

(In Thousands, Except Share Amounts)

For the year ended May 31, 2003

	Common Stock		Retained	
	Shares	**Amount**	**Earnings**	**Total**
Balance at May 31, 2002	10	$ 120	$ 6,279	$ 6,399
Net income	-	-	7,061	7,061
Dividend to parent company	-	-	(6,000)	(6,000)
Balance at May 31, 2003	10	$ 120	$ 7,340	$ 7,460

See accompanying notes.

Paychex Securities Corporation

Statement of Cash Flows

(In Thousands)

Year ended May 31, 2003

Operating activities		
Net income	$	7,061
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for deferred income taxes		4
Provision for loss receivables		(12)
Changes in operating assets and liabilities:		
Decrease in service fee receivable		1,147
Increase in accrued income taxes		470
Net cash provided by operating activities		8,670
Financing activities		
Dividend paid to parent company		(6,000)
Net cash used in financing activities		(6,000)
Increase in cash		2,670
Cash at beginning of year		7,415
Cash at end of year	$	10,085
Supplemental information		
Income taxes paid by Paychex, Inc. on behalf of Paychex Securities Corporation	$	4,123

See accompanying notes.

Paychex Securities Corporation

Notes to Financial Statements

May 31, 2003

1. Organization

Paychex Securities Corporation (Company) is a wholly owned subsidiary of Paychex, Inc. The Company was incorporated in the state of New York on July 17, 1995. The Company has been approved by the Securities and Exchange Commission to transact business as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 in conjunction with the 401(k) plan administration activities of Paychex, Inc. Such activities have been registered with the National Association of Securities Dealers and various state securities agencies.

All expenses of the Company except income tax expense, are incurred by Paychex, Inc. on the Company's behalf. As a result, these expenses are not reflected in the Company's financial statements for the year ended May 31, 2003.

2. Significant Accounting Policies

Customer security transactions

Customer security transactions are recorded on a settlement date basis. There is no commission income recorded on these transactions.

Income taxes

The Company accounts for deferred taxes by recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Revenue recognition

Service fee revenue includes those amounts billed to money managers for administrative services provided and is recognized in the period in which services are rendered. Investment revenue is recognized when earned.

Paychex Securities Corporation

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual amounts and results could differ from those estimated.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1) and is required to maintain minimum net capital, as defined, equal to $262,000. At May 31, 2003, the Company had net capital of $6,150,000, which was $5,888,000 in excess of its required capital.

4. Income Taxes

Income tax expense allocated from the parent company consists of the following for the year ended May 31, 2003 (in thousands):

Current:	
Federal	$ 3,798
State	137
Total	3,935
Deferred:	
Federal	4
State	-
Total	4
	$ 3,939

Paychex Securities Corporation

Notes to Financial Statements (continued)

4. Income Taxes (continued)

Below is an analysis reconciling the statutory federal income tax rate to the effective tax rates shown in the statement of income for fiscal year ended May 31, 2003.

Federal statutory rate	35.0%
Increase resulting from:	
State income taxes, net of federal benefit	0.8
Effective tax rate	35.8%

The Company files a consolidated federal return with its parent company, Paychex, Inc., and a combined return with Paychex, Inc., for state purposes. In accordance with Statement of Accounting Standards No. 109, *Accounting for Income Taxes*, currently payable and deferred taxes are determined based upon the Company's allocated share of taxable income or loss of the consolidated group determined on a separate return basis.



Supplemental Schedule

Paychex Securities Corporation

Schedule 1 - Net Capital Calculation

(In Thousands)

May 31, 2003

Net capital		
Total consolidated stockholder's equity	$	7,460
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		7,460
Non-allowable assets:		
Unsecured receivable		1,307
Long-term investments		3
		1,310
Net capital	$	6,150
Aggregate indebtedness		
Accrued income taxes	$	3,935
Total aggregate indebtedness	$	3,935
Computation of basic net capital requirement		
Minimum net capital required	$	262
Excess net capital	$	5,888
Excess net capital at 1000%	$	5,757
Ratio: Aggregate indebtedness to net capital		64%
Reconciliation to FOCUS IIA		
Net capital as reported in the Company's FOCUS report	$	6,150
Adjustments		-
Net capital per above	$	6,150